Exhibit 99.2

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GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp (division Mechelen)

Invitation to the Shareholders’ Meetings to be held on 26 July 2016

1. Special Shareholders’ Meeting

The Board of Directors of Galapagos NV (hereinafter the “Company” or “Galapagos”) has the honor to invite the Shareholders, Warrant Holders, Directors and Statutory Auditor of the Company to the Special Shareholders’ Meeting that will be held on Tuesday 26 July 2016 at 2:00 p.m. (CET) at the offices of notary public Matthieu Derynck (Van Halteren, associated notaries public, Rue de Ligne 13, 1000 Brussels).

Agenda and proposed resolution

Appointment of a Director

Proposed resolution: The Shareholders’ Meeting resolves to appoint Ms. Mary Kerr as a Director of the Company for a period ending immediately after the Annual Shareholders’ Meeting of 2020, and, upon the proposal of the Board and in accordance with the advice of the Company’s Nomination and Remuneration Committee, to appoint Ms. Kerr as an Independent Director as she meets the criteria of independence set forth in article 526ter of the Belgian Companies Code. The Shareholders’ Meeting acknowledges that the remuneration principles for the financial year ending on 31 December 2016 approved by the Annual Shareholders’ Meeting of 26 April 2016 (seventh agenda item) shall apply to determine the compensation (excluding expenses) of Ms. Kerr, pro rata temporis, for the period starting on the date of her appointment and ending on 31 December 2016.

2. Extraordinary Shareholders’ Meeting

The Board of Directors of the Company has the honor to invite its Shareholders, Warrant Holders, Directors and Statutory Auditor to the Extraordinary Shareholders’ Meeting that will be held in the presence of a notary public and that will take place on Tuesday 26 July 2016, immediately after the Special Shareholders’ Meeting to be held on 26 July 2016 at 2:00 p.m. (CET), at the offices of notary public Matthieu Derynck (Van Halteren, associated notaries public, Rue de Ligne 13, 1000 Brussels). In the event that this Extraordinary Shareholders’ Meeting cannot take place on 26 July 2016 because the legally required quorum to discuss and resolve has not been reached and a second convocation is required, this Extraordinary Shareholders’ Meeting will, after second convocation with an identical agenda, take place on Thursday 18 August 2016 at 2:00 p.m. (CET) at the offices of notary public Matthieu Derynck (Van Halteren, associated notaries public, Rue de Ligne 13, 1000 Brussels).

Agenda and proposed resolution

1.	Consideration and discussion of the special report of the Board of Directors in accordance with article 604 of the Belgian Companies Code relating to the increase of the authorized capital.

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2.	Authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to 40% of the share capital.

Proposed resolution: The Shareholders’ Meeting resolves to replace the temporary provisions of the articles of association of the Company with the following text:

“Authorized capital

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the board of directors can increase the share capital of the Company in one or several times with an amount of up to €[●], i.e. 40% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with article 607 of the Companies Code, the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

Registration and admission formalities

In order to be admitted to the Shareholders’ Meetings, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code and article 29 of the articles of association of the Company, and fulfill the formalities and make the notifications described below.

In accordance with article 537 of the Belgian Companies Code, the holders of warrants issued by the Company can only attend the Shareholders’ Meetings with a consultative vote.

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1	Holders of registered shares and warrants

The holders of registered shares and warrants are entitled to participate in and, in the case of shares, to vote at the Shareholders’ Meetings, provided that:

•	their shares or warrants are recorded in their name in the register of registered shares or warrants at midnight (24:00) (CET) on 12 July 2016 (the “record date”), irrespective of the number of shares or warrants that they own on the date of the Shareholders’ Meetings; and

•	they notify the Company in writing of (i) their intention to participate in the Shareholders’ Meetings, and (ii) the number of securities for which they wish to participate in the Shareholders’ Meetings, by means of a signed form that must be received by the Company at the Company’s registered office at the latest on 20 July 2016; a model of this form is available at the Company’s registered office and on the Company’s website (www.glpg.com) under the tab “Investors > Shareholder Information”.

This notification must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

2	Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in and to vote at the Shareholders’ Meetings, provided that:

•	their shares are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (CET) on 12 July 2016 (the “record date”), irrespective of the number of shares that they own on the date of the Shareholders’ Meetings; and

•	at the latest on 20 July 2016, they provide the Company (at the Company’s registered office) with, or arrange for the Company (at the Company’s registered office) to be provided with, a certificate issued by a recognized account holder or the settlement institution certifying the number of dematerialized shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the Shareholders’ Meetings.

This certificate must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Only persons who are a shareholder of the Company on the record date (12 July 2016) and who have indicated their intention to participate in the Shareholders’ Meetings as set out above will be entitled to participate in the Shareholders’ Meetings. The shares are not blocked as a result of the above-mentioned process. As a result, the shareholders are free to dispose of their shares after the record date.

Proxy

In accordance with article 30 of the articles of association of the Company, shareholders having complied with the registration and admission formalities set out above may be represented at the Shareholders’ Meetings by a proxy holder, who does not need to be a shareholder. Except in cases provided for by law, a shareholder may only appoint one person as proxy holder for a particular Shareholders’ Meeting.

Shareholders who so wish to be represented by proxy should use the proxy form (with voting instructions) made available at the Company’s registered office and on the Company’s website (www.glpg.com) under the tab “Investors > Shareholder Information”.

The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 20 July 2016.

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Right to ask questions

In accordance with article 540 of the Belgian Companies Code and article 34 of the articles of association of the Company, all shareholders are entitled, whether during the Shareholders’ Meetings or in writing before the Meetings, to ask questions to the Directors with respect to their report or the agenda items and to the Statutory Auditor with respect to its report (if applicable).

Questions asked in writing will only be answered if the relevant shareholder has fulfilled the registration and admission formalities set out above and if the written question has been received by the Company at the latest on 20 July 2016.

Such questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 533ter of the Belgian Companies Code and article 28 of the articles of association of the Company, one or more shareholders, who together possess at least three per cent (3%) of the Company’s share capital, may request for items to be added to the agenda of the Shareholders’ Meetings and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such requests, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and the related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 4 July 2016. As the case may be, Galapagos shall publish the modified agenda at the latest on 11 July 2016.

Availability of documents

The documentation relating to these Shareholders’ Meetings or that must be made available pursuant to law, as well as the total number of shares and voting rights at the date of the convening notice, are available on the Company’s website (www.glpg.com) under the tab “Investors > Shareholder Information”. Hard copies of these documents can be obtained at no cost by simple request via e-mail (shareholders@glpg.com), post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), or phone (+32 15 342 979).

Please address any requests for more information to Galapagos’ Legal Department (phone: +32 15 342 979). Correspondence can be sent to Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (e-mail: shareholders@glpg.com).

Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least fifteen minutes prior to the start of the Shareholders’ Meetings.

The natural persons who intend to attend the Shareholders’ Meetings in their capacity of owners of securities, proxy holders or representatives of a legal entity must be able to provide evidence of their identity in order to be granted access to the Shareholders’ Meetings. The representatives of legal entities must deliver evidence of their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the Meetings.

The Board of Directors

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